02 SEP 13 AM 9:56

Rabobank Nederland

Sender UC G-654, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Visiting address Croeselaan 18, Utrecht

Telephone (00) 31 302162615
Fax (00)31 302161928

02049962

Our reference BB/jcd
Date 4 september 2002

SUPPL

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

Dear Sir or Madam,

The enclosed press releases from the period August 2002 and the Pricing Supplements of August 2002 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Very truly yours,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Director Control Rabobank Group

dlw 9/13

Van: Hugin E-mail Update [pressrelease@hugin.no]
Verzonden: vrijdag 30 augustus 2002 11:01
Aan: Hugin E-mail subscribers
Onderwerp: Rabobank (NL) - Rabobank: Acceptable result under deteriorating ma ...

Published: 10:59 30.08.2002 GMT+2 /HUGIN /Source: Rabobank

Rabobank: Acceptable result under deteriorating market conditions

Net profit for the first half-year up 4%

- Operating expenses under control
- Rabobank Group's operating result up 19 %
- Local Rabobanks' operating result up 10 %
- Savings up 3%
- Membership up 120,000

BANKING

Weaker growth in lending
Private sector lending increased by 2.5% during the first six months of the year to EUR 202.1 billion. Growth slowed partly as a result of a lower dollar exchange rate. In the first half of 2001 growth still came to 6%; for 2001 as a whole, growth of over 10% was achieved. Lending to private clients was up 5% during the past half-year, compared with 7% in the first half of 2001. Lending to the agricultural sector was up 3%, while lending to the trade, industry and services sector slipped 2%.

Further increase in savings
Savings increased by EUR 2 billion, or 3%, compared with year-end 2001, due to the further deterioration of the stock market climate. Clients preferred saving to investing.
The volume of funds entrusted decreased in the first six months of 2002 to EUR 166 (172) billion. Other funds entrusted were down EUR 8 billion. The volume of professional securities transactions was comparable with that achieved at end of 2001.

Position on the mortgage loan market
Obvion commenced operations at the beginning of April in order to bolster Rabobank's position in the mortgage market. This joint venture with the pension fund ABP offers mortgage loans via an agency network. Rabobank has a 70% stake in Obvion.

The market share of member Rabobanks has slowly edged down since the end of 2001 to 22%.

Banking operations of member banks
The result of banking operations of member banks increased due to further growth in banking activities and a higher interest margin. In addition, the past period has been marked by the implementation of performance improvement programmes, relating to both commercial aspects and efficiency enhancement. The first effects of this initiative have become visible this year.
Following rises in recent years and stabilisation in 2001, the size of the workforce decreased in the first six months of 2002 by 683 FTEs to 32,630 FTEs, representing a start to the achievement of our objective. In addition, some 300 FTEs (internal and external staff) left the support units of Rabobank Nederland in the past six months. The performance improvement programmes will be driven forward in the years ahead.

Wholesale banking
Rabobank's wholesale banking operations (Rabobank International, Group Treasury and Rabobank Nederland Corporate Clients) fell just short of the result achieved in the good first half of 2001. Income from venture capital operations, in particular, was below that achieved by this unit in the excellent first half-year in 2001.

Country banking acquisitions
In 2001 it was decided to acquire the Irish state bank ACCBank. The

It was recently decided to acquire the Valley-Independence Bank in the US.
It is expected that this acquisition will be completed at the end of 2002.
Both acquisitions are in line with Rabobank's country banking strategy to export its expertise in consumer banking and the agricultural sector to promising markets outside the Netherlands.

INVESTMENT

16% fewer orders
The last half-year was characterised by a further deterioration in the stock market climate, a fact reflected in the number of securities and options orders processed for clients of member Rabobanks. In the first half of the year, 844,000 orders were transacted, a fall of 16% compared with the first half of 2001 (1,003,000). In addition to the securities and options orders, an additional 545,000 (611,000) Robecofondsen orders were transacted, representing an 11% drop. However, the number of investing clients of member Rabobanks rose slightly to 627,000.

Strategic private banking alliance
Rabobank Group has entered into a strategic alliance with the renowned Swiss Bank Sarasin & Cie in the area of private banking. As part of the transaction Rabobank Nederland acquired a 28% stake in Bank Sarasin & Cie. Rabobank's International Private Banking activities have been transferred to Bank Sarasin & Cie, and Rabobank Nederland has acquired a call option enabling it to acquire a majority interest in the Swiss bank. The transaction resulted in a gain of EUR 87 million.

Fall in assets managed
The volume of assets managed by Rabobank Group was down 13% during the past half-year to EUR 154 (178) billion. Of the fall of EUR 24 billion, EUR 11 billion is attributable to the sale of International Private Banking. Falls in stock market prices were also a major factor. Assets managed is made up of EUR 100 (118) billion assets managed for clients and EUR 54 (60) billion of the group's investment portfolio.

INSURANCE

Premium income down 15%
In the first six months of the year, Interpolis generated premium income of EUR 1,890 (2,212) million, a drop of 15% compared with the first six months of last year. Premium income on life insurance fell in particular. Income fell 25% to EUR 1,246 (1,654) million, chiefly due to the restrictions on the deductibility of annuities and the associated one-off higher income from single premiums in the first half of 2001. Premium income from non-life insurance was up 15%. The growing number of All-in-One policies and Business Compact policies and the rise in the average number of categories insured are the main factors behind the rise in non-life premium income.

Income from services up 16%
Income from pensions, industrial health and safety, and return-to-work services increased by 16% to EUR 116 (100) million. The period ahead will be marked by the integration of the activities performed by the new parts of Interpolis and the further expansion of services.

LEASING
The services of Rabobank's leasing subsidiary De Lage Landen are growing steadily. Owing to a lower dollar exchange rate than at the end of 2001, the volume of the loans portfolio remained virtually unchanged at EUR 10.3 billion. Adjusted for foreign exchange effects, the increase in the loans portfolio totalled 5%. At 30 June 2002, 24% of services originated from the Netherlands, 33% from the rest of Europe and 43% from North and South America.

CO-OPERATIVE

Almost 1 million members
Since the launch of the membership programme and the magazine 'U', the membership of member Rabobanks has soared. At 30 June 2001,

947,000 clients were members of a local Rabobank. Growth in the number of members remains at a healthy level. Over 120,000 new members were registered in the first six months of 2002. The aim of 1.2 million members by the end of 2003 will probably be realised.

Now that the growth in the number of members is progressing well, the focus of member policy will be shifted to increasing the involvement of members with Rabobank. Increased involvement by members at the local cooperatives will enable Rabobank to further define the way in which it acts on its basic principle of being governed primarily by the needs of its clients.

New executive structure
As part of the intensified focus on co-operative banking, the members decided to change the executive structure of Rabobank Nederland. The change resulted in the discontinuation of the Board of Directors and an increase in the influence of member Rabobanks on policy. The Executive Board will in future be known as the Board of Management, while the Dutch title of the Supervisory Board has also been altered. The change to the executive structure enhances the transparency of the governance model, increases the effectiveness of senior management, gives the member banks more responsibility and strengthens the professionalism of senior management.

Income up 6%
Rabobank Group's income in the first half of the year was up 6% at EUR 4,362 million. Net interest income climbed 10% thanks to growth in lending and savings, and a wider interest margin. Despite a fall in securities commission, commission was up 9%. Income from securities and participating interests was 28% higher than a year ago. Results on financial transactions amounted to EUR 70 (194) million and other income EUR 277 (301) million.

Operating expenses
Operating expenses were virtually unchanged, partly due to the efforts to reduce costs. There was a moderate increase in costs at almost all business units. In the years ahead the focus will be on further cost control.

Total expenses up 3%
Total expenses rose by 3% to EUR 3,189 million due to higher value adjustments to receivables and value adjustments to financial fixed assets.

Operating result up 19%
The operating result grew by 19% to EUR 1,463 million. The results of local banks and of lease activities increased. The deteriorating market conditions chiefly affected the results of Interpolis and of the asset management activities, which both recorded lower results than in the first half of 2001. The result generated by wholesale banking operations stabilised.

Efficiency ratio
The efficiency ratio improved from 68.5% to 66.5%. This ratio shows the relationship between operating expenses and total income. The improvement in the efficiency ratio has therefore been robustly continued.

Net profit up 4%
The net profit of Rabobank Group totalled EUR 695 million, a rise of 4%.

Financial targets
Rabobank Group aims to meet three financial targets over a number of years.

Rabobank Group met two of these targets in the first half of 2002. The Tier I ratio and the return on equity slightly exceeded the target at 10.1 and 10.4 respectively. Net profit was up 4% (target 12%).

Outlook
The first half of 2002 was characterised by a negative climate on the stock markets and deteriorating economic conditions. The situation at the start of the second half-year is equally bleak. It will be a substantial undertaking to maintain the growth in profit achieved in

the first half of 2002. If market conditions continue to deteriorate in terms of stock market and interest rate developments, the structural earnings performance will come under further pressure.

NOTES TO THE BALANCE SHEET

The consolidated total assets of Rabobank Group increased by EUR 14 billion to EUR 377 billion in the first half of 2002, a rise of 4%.
The Tier I ratio was 10.1 and the BIS ratio 10.3 at 30 June 2002.
The growth in private sector lending slackened in the first half of the year to 2.5%. The further deterioration in the stock market climate prompted clients to save more. Savings increased by 3%.

THE ASSETS SIDE OF THE BALANCE SHEET

Lending

Rabobank Group's loan portfolio increased by 4% in the first six months of 2002 to EUR 217.1 (208.6) billion. This consists of:

* public sector lending;
* professional securities transactions;
* private sector lending.

Lending to the public sector increased to EUR 4.9 (0.8) billion.
Professional securities transactions fell to EUR 10.1 (10.6) billion.

Private sector lending

The growth in private sector lending slowed down in the first half of the year, partly due to the lower dollar exchange rate. Lending rose 2.5% compared with year-end 2001 to EUR 202.1 billion. Growth of over 10% had been achieved for 2001 as a whole. EUR 2.5 billion of the growth of EUR 4.8 billion was attributable to the acquisition of ACCBank.

The private sector comprises private individuals, the agricultural sector and the trade, industry and services sector. The growth in lending to private individuals and to businesses in the trade, industry and services sector was down on last year.

Trade, industry and services

Partly owing to a fall in the dollar exchange rate, businesses in the trade, industry and services sector borrowed EUR 1.2 billion less than at year-end 2001, a fall of 2%. The volume of lending by member banks was up 4%, but lending by other units slipped 6%. The total volume of lending to the trade, industry and services sector was EUR 72.3 billion.

Agricultural sector

Entrepreneurs in the agricultural sector borrowed 3% more on balance at 30 June 2002 than at 31 December 2001, bringing the volume of lending to the agricultural sector to EUR 32.7 (31.7) billion. This amount is divided approximately equally between the primary agricultural sector and the international food and agri-business sector.

Private individuals

Private individuals of Rabobank Group borrowed EUR 5 billion more at 30 June 2002 than at year-end 2001. This 5% increase represents a lower rate of growth than last year. Growth of 14% had been achieved for 2001 as a whole. The slight fall in the share of the mortgage loan market is the chief reason for the decrease in growth. Total lending to private individuals amounted to EUR 97.1 billion, of which 96% related to mortgage loans.

Banks

This item, which consists of funds lent to credit institutions, totalled EUR 54 (40) billion at 30 June 2002, a rise of EUR 14 billion. EUR 45 (28) billion of the item Banks is accounted for by professional securities transactions.

Other assets

At 30 June 2002 Rabobank Group had interest-bearing securities totalling EUR 71 (79) billion in its balance sheet. EUR 13 (13) billion was invested in shares, and EUR 6 (5) billion in short-term government paper.

THE LIABILITIES SIDE OF THE BALANCE SHEET

Funds entrusted

Funds entrusted to Rabobank Group decreased to EUR 166 (172) billion

in the first six months of 2002. This item consists of savings, professional securities transactions and other funds entrusted. Professional securities transactions totalled EUR 8 billion, the same as at year-end 2001, while other funds entrusted dropped to EUR 94 (101) billion.

Savings
Savings increased by EUR 2 billion to EUR 65 billion in the first half-year, a rise of 3%. This rise is primarily due to the negative stock market climate. Clients have deposited their money in savings accounts instead of investing it.

Other liabilities
The item Banks was up 5% at EUR 84 (80) billion. The item debt securities grew by 15% to EUR 68 (59) billion. Provisions increased by EUR 0.3 billion to EUR 18.1 billion during the first six months. Of this amount, EUR 15.0 (14.5) billion concerned technical reserves relating to the insurance business of Interpolis.

Rise in group equity
Rabobank Group's reserves increased by EUR 0.2 billion to EUR 13.6 (13.4) billion. Group equity rose by EUR 0.1 billion, totalling EUR 18.9 billion at 30 June 2002. In addition to the bank's reserves, this item consists of subordinated loans, the Fund for general banking risks and third-party interests.

Off-balance-sheet activities
Off-balance-sheet activities consist, inter alia, of guarantees, irrevocable facilities and derivatives. Guarantees totalled EUR 8.2 (9.7) billion; irrevocable facilities totalled EUR 26.7 (25.7) billion. The notional amounts of the derivatives outstanding was EUR 1,806 (2,213) billion.

Tier I ratio: 10.1
The Tier I ratio and the BIS ratio are the most common ratios used in the financial world to measure capital adequacy. The Tier I ratio expresses the relationship between the core capital and the total risk-weighted assets. At 30 June 2002 the Tier I ratio stood at 10.1 (10.2), slightly above the long-term target of 10.0. The minimum requirement set by the external supervisors is 4.0. The high capital adequacy ratio is an important reason for Rabobank Group's triple A rating.

Total risk-weighted items increased by EUR 3.3 billion to EUR 156.1 billion. This increase was largely the result of the rise in lending. The Tier I capital increased by EUR 0.2 billion to EUR 15.7 billion.

BIS ratio: 10.3
The BIS ratio is calculated by dividing the total of Tier I and Tier II capital by the total of risk-weighted assets. The BIS ratio came to 10.3 (10.5). This is considerably higher than the minimum requirement set by the external supervisors

NOTES TO THE PROFIT AND LOSS ACCOUNT

Rabobank Group's results were affected by the consistently negative stock market climate and the further downturn in the economy. Its net profit for the first half of 2002 totalled EUR 695 million.

Income
Total income in the first half of 2002 was up EUR 243 million to EUR 4,362 million, a rise of 6%.

Net interest income up 10%
Net interest income was up EUR 240 million in the first six months of 2002 to EUR 2.742 million. This 10% rise is the result of growth in lending and savings, and a wider interest margin.

Commission up 9%
Commission in the period under review was up 9% to EUR 915 (843) million.
Income from asset management activities were sharply up on the same period of last year as a result of two factors. Firstly, Robeco raised its asset management fees during the second half of 2001. Secondly, income from Harbor Capital Advisors, acquired in mid-2001, are recognised for the first time in the half-year figures for 2002. Commission on securities brokerage fell by 15% as a result of the low

number of orders. Commission income from foreign exchange arbitrage fell due to the introduction of euro banknotes and coins on 1 January 2002.

Other income
Results on financial transactions were down EUR 124 million to EUR 70 million due to lower income from internal derivative transactions, but this fall was largely offset by higher interest income. Income from securities and participating interests was up EUR 79 million, or 28%, to EUR 358 million in the first half-year. Other income fell by EUR 24 million to EUR 277 million.

Expenses
Operating expenses were virtually unchanged at EUR 2,899 (2,890) million compared with the first half of 2001. During the whole of 2001 operating expenses grew by 7%. However, the focus will continue to be on further cost control.

Staff costs up 4%
Staff costs were up 4% to EUR 1,859 (1,782) million. The rise in salary costs due to pay increases (partly under Collective Labour Agreements) was partly offset by a smaller number of temporary workers and external staff hired in. The Rabobank Group employed 52,186 FTEs at 30 June 2002.

Other administrative expenses down 8%
Other administrative expenses were down 8% to EUR 857 (929) million. Depreciation increased by EUR 4 million (+2%) to EUR 183 million.

Operating result up 19%
The operating result amounted to EUR 1,463 (1,229) million, 19% up on the first half of 2001.

OPERATING RESULT BY GROUP UNIT

Banking operations of member banks
The operating result of the member banks was 10% higher than a year ago at EUR 645 (589) million. Total income was up 5% compared with a year ago, while operating expenses were up 3%. Interest income was up 8%, partly as a result of the growth in lending and savings, and a wider interest margin. The ongoing negative stock market climate and the resulting 15% fall in securities brokerage restricted the rise in total income to 5%. The rise in expenses was relatively moderate, partly as a result of programmes aimed at enhancing efficiency. During the first half of 2002 staff numbers fell by 683 FTEs. Further cost control will be needed in the years ahead.

Wholesale banking business
The wholesale banking business (Rabobank International, Rabobank Nederland Corporate Clients and Group Treasury) achieved an operating result of EUR 532 (539) million, 1% below the good first half of 2001. The operating result of Rabobank Nederland Corporate Clients was up on the same period last year. With the exception of income from venture capital operations, Rabobank International's operating result was comparable to that for the first half of 2001, in spite of difficult market conditions.
Group Treasury fell short of the result achieved in the good first half of 2001 due to the lower volatility of interest rates.

Asset management
The deterioration in stock market conditions put even more pressure on the results of Rabobank Group's asset management activities than during the first half of 2001. As a consequence, the operating result was down 17% to EUR 54 million.

Insurance business
Interpolis's operating result was down 23% to EUR 84 (109) million, largely due to lower investment results and higher claims.

Leasing
The operating result of De Lage Landen's leasing activities was up 17% to EUR 111 (95) million. This means that the steady increase in results achieved by De Lage Landen has continued so far this year.

Other

The operating result of group units included under Other increased to EUR 37 million.

Value adjustments to receivables
This item is used to account for loan losses. These were EUR 263 million in the first half of 2002, EUR 63 million higher than in the same period of 2001 due to the weaker economy.
Value adjustments to financial fixed assets were EUR 27 (-6) million, owing to the adverse stock market climate.
Net profit up 4%
The tax burden was 31%. Third-party interests increased by EUR 28 million to EUR 118 million. Net profit was up by EUR 24 million, or 4%, to EUR 695 million.

Please use the followink link to view the entire press release including tables:

http://reports.huginonline.com/872131/107640.pdf

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 444A
TRANCHE NO: 2
USD 10,000,000 Fixed Rate Range Notes due 2007

to be consolidated and form a single series with the USD 100,000,000 Fixed Rate Range Notes due 2007

Issue Price: 100.00 per cent. (plus Accrued Interest)

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

The date of this Pricing Supplement is 30 August 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the Supplemental Offering Circular dated 1 January 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

In connection with this issue, Morgan Stanley & Co. International Limited may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	444A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 110,000,000.
	(ii)	Tranche:	USD 10,000,000
5	(iii)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount plus six days' accrued interest thereon from (and including) 28 August 2002 to (but excluding) the Issue Date ("**Accrued Interest**").
	(iv)	Net proceeds:	USD 10,006,986.30 including Accrued Interest.
6	Specified Denominations:		USD 1,000
7	(i)	Issue Date:	3 September 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	28 August 2002
8	Maturity Date:		28 August 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate (see item 17 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable

(i)	Rate of Interest:	See item 17 (vii) below
(ii)	Interest Payment Date(s):	28 August in each year commencing on 28 August 2003 and ending on the Maturity Date
(iii)	Fixed Coupon Amounts:	Not Applicable
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Actual/365 (unadjusted)
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Rate of Interest for the Interest Period beginning on (and including) the Issue Date and ending on (and excluding) 28 August 2003 ("**Year 1**") shall be 4.25 per cent. and the Rate of Interest for each successive Interest Period shall be a rate (expressed as a percentage) determined by the Calculation Agent in accordance with the following formula: **Base Rate x N/M** Where "**Base Rate**" means: 4.50 per cent. in respect of the period beginning on (and including) 28 August 2003 and ending on (but excluding) 28 August 2004 ("**Year 2**"); 5.00 per cent. in respect of the period beginning on (and including) 28 August 2004 and ending on (but excluding) 28 August 2005 ("**Year 3**"); 6.00 per cent. in respect of the period beginning on (and including) 28 August 2005 and ending on (but excluding) 28 August 2006 ("**Year 4**"); and 7.00 per cent. in respect of the period beginning on (and including) 28 August 2006 and ending on (but excluding) the Maturity Date ("**Year 5**");

		"**N**" is the total number of days in the relevant Interest Period, as determined by the Determination Agent, on which the Reference Rate is equal to or greater than zero and: (i) for Year 2, less than or equal to 4.00 per cent.; (ii) for Year 3, less than or equal to 5.00 per cent.; (iii) for Year 4, less than or equal to 6.00 per cent.; and (iv) for Year 5, less than or equal to 7.00 per cent.; "**M**" is the total number of days in the relevant Interest Period; "**Reference Rate**" means 3 month USD LIBOR, being the rate for deposits in USD for a period of three months which appears on Moneyline Telerate Page 3750 (or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market) at 11.00 a.m. London time on each day during the relevant Interest Period (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) provided that (i) for any day that is not a London Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding London Business Day and (ii) the Reference Rate applicable five London and New York Business Days prior to an Interest Payment Date will be the applicable Reference Rate for the remainder of the Interest Period; and "**Determination Agent**" means Morgan Stanley Capital Services, Inc.
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	28 August in each year commencing on 28 August 2003 and ending on 28 August 2006

	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal amount of the Notes to be redeemed
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be consolidated and form a single series with the Issuer's existing USD 100,000,000 Fixed Rate Range Notes due 2007. The Notes will be represented by a Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series

		with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Morgan Stanley & Co. International Limited
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited

36	Additional selling restrictions:	The Netherlands The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0153187165
38	Common Code:	015318716
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Stock Exchange Listing Agent and Morgan Stanley Capital Services, Inc. as Determination Agent.

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate EUR 1.032895/USD 1.00 producing a sum of:	EUR 10,328,950
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	30 August 2002

46	Date of Base Offering Circular:	27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By:

Duly authorised

Pricing Supplement

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc**

**Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc, by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

**SERIES NO.: 439A
TRANCHE NO: 1**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) (the "Issuer")**

USD 29,000,000 Callable Fixed Rate Accrual Notes due 28 August 2009

Issue Price: 100.00 per cent.

Schroder Salomon Smith Barney

Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

The date of this Pricing Supplement is 28 August 2002

Information Concerning Investment Risk

This is not a public offer of Notes. No documentation relating to or detailing the terms of the Notes has been filed, registered with or approved by any authority in any jurisdiction and no action has been taken in any country or jurisdiction that would permit a public offering of the Notes. Noteholders and prospective purchasers will be deemed to represent that they have and will comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver the Notes.

Noteholders and prospective purchasers of Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

On each Interest Payment Date from and including 28 November 2002 the Notes pay Interest dependant on a daily quotation of 3 month USD-LIBOR-BBA on Telerate page 3750, during the relevant Interest Period, as more fully specified below. Therefore the quotation on each day may effect the value of Interest payable on the relevant Interest Payment Date or in fact whether any interest will be payable on such Interest Payment Date. The table included in the Annex hereto sets forth the value of 3 month USD-LIBOR-BBA at 11:00 a.m. London time on the last business day of each month from 31 January 1990 to 31 July 2002. This table is purely for reference purposes, the historical movement of 3 month USD–LIBOR-BBA under various economic circumstances is not necessarily indicative of the future performance of 3 month USD-LIBOR-BBA or what the value of the Notes may be in the future. Any historical trend in the value of 3 month USD–LIBOR-BBA set forth in the Annex is no indication that 3 month USD-LIBOR-BBA or the value of the Notes is more or less likely to increase or decrease at any time during the term of the Notes.

Noteholders and prospective purchasers of Notes should conduct their own investigations and, in deciding whether or not to purchase Notes, prospective purchasers should form their own views of the merits of an investment related to the Index based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Given the highly specialised nature of these Notes, the Issuer and the Dealer consider that they are only suitable for highly sophisticated investors who are able to determine for themselves the risk of an investment of this nature.

Consequently, if you are not an investor who falls within the description above you should not consider purchasing these Notes without taking detailed advice from a specialised professional adviser.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).
2.	(i) Series Number:	439A.
	(ii) Tranche Number:	1.
3.	Specified Currency or Currencies:	United States Dollar ("USD").
4.	Aggregate Nominal Amount	
	(i) Series:	USD 29,000,000.
	(ii) Tranche:	USD 29,000,000.
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount.
6.	Specified Denominations:	USD 10,000.
7.	Issue Date:	28 August 2002.
8.	Maturity Date:	28 August 2009.
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No.
10.	Interest Basis:	Fixed Rate (further details specified below).
11.	Redemption/Payment Basis:	Redemption at par.
12.	Change of Interest Basis or Redemption/ Payment Basis:	Not Applicable.
13.	Put/Call Options:	Call (further details specified below).
14.	Status of the Notes:	Senior.
15.	Listing:	Luxembourg.
16.	Method of distribution:	Non-syndicated.

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**:	Applicable

(i) Rate of Interest:	The amount of interest payable will be determined by the following: **Accrual Rate** multiplied by **Accrual Days** divided by the actual number of days in the relevant Interest Period. **"Accrual Days"** means the number of days in each Observation Period on which 3-month USD-LIBOR-BBA, as observed by reference to Telerate page 3750 as of 11:00 a.m. London time (the **"Reference Level"**), is greater than 0.00 per cent. but less than or equal to the **Maximum Reference Level**. If the Telerate page 3750 is cancelled or unavailable, the fall back provisions described under the Definition of 6-month USD-LIBOR-BBA of the ISDA Definitions shall apply. For any non-London Business Days falling during the **Observation Period** the Reference Level for such a day will be deemed to be the Reference Level as at the immediately preceding London Business Day. The Reference Level on the fifth London Business Day prior to the relevant Interest Payment Date shall be deemed to be the Reference Level for all subsequent days from and including the fifth London Business Day to but excluding that Interest Payment Date. **"Accrual Rate"** means: 4.00 per cent. for the period from and including 28 August 2002 to but excluding 28 August 2003. 5.00 per cent. for the period from and including 28 August 2003 to but excluding 28 August 2004. 6.00 per cent. for the period from and including 28 August 2004 to but excluding 28 August 2005.

7.00 per cent. for the period from and including 28 August 2005 to but excluding 28 August 2006.

8.00 per cent. for the period from and including 28 August 2006 to but excluding 28 August 2007.

9.00 per cent. for the period from and including 28 August 2007 to but excluding 28 August 2008.

10.00 per cent. for the period from and including 28 August 2008 to but excluding 28 August 2009.

"Maximum Reference Level" means:
4.00 per cent. for the period from and including 28 August 2002 to but excluding 28 August 2003.

4.50 per cent. for the period from and including 28 August 2003 to but excluding 28 August 2004.

5.00 per cent. for the period from and including 28 August 2004 to but excluding 28 August 2005.

5.50 per cent. for the period from and including 28 August 2005 to but excluding 28 August 2006.

6.00 per cent. for the period from and including 28 August 2006 to but excluding 28 August 2007.

6.50 per cent. for the period from and including 28 August 2007 to but excluding 28 August 2008.

7.00 per cent. for the period from and including 28 August 2008 to but excluding 28 August 2009.

		"Observation Period" means the period from, and including, the first day in each relevant Interest Period to, but excluding, the immediately following Interest Payment Date.
	(ii) Interest Payment Date(s):	Interest is payable quarterly in arrear on 28 August, 28 November, 28 February and 28 May in each year commencing on 28 November 2002 and ending on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention for which the relevant Business Days are London and New York.
	(iii) Fixed Coupon Amounts:	To be determined no later than 2 London Business Days prior to each Interest Payment Date.
	(iv) Broken Amount:	Not Applicable.
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual - ISMA (unadjusted).
	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable.
18.	**Floating Rate Note Provisions**:	Not Applicable.
19.	**Zero Coupon Note Provisions**:	Not Applicable.
20.	**Index Linked Interest Note Provisions**:	Not Applicable.
21.	**Dual Currency Note Provisions**:	Not Applicable.

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Applicable.
	(i) Optional Redemption Date(s):	28 February and 28 August in each year from and including 28 February 2003, subject to adjustment in accordance with the Modified Following Business Day Convention.
	(ii) Optional Redemption	100.00 per cent. of the Aggregate Nominal

	Amount(s) and method, if any, of calculation of such amount(s):		Amount.
	(iii)	If redeemable in part:	
		(a) Minimum nominal amount to be redeemed:	Not Applicable.
		(b) Maximum nominal amount to be redeemed:	Not Applicable.
	(iv)	Option Exercise Date(s):	Not Applicable.
	(v)	Description of any other Issuer's option:	Not Applicable.
	(vi)	Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes, in whole or in part, no later than five (5) London and New York Business Days prior to the relevant Optional Redemption Date.
23.	**Put Option**		Not applicable.
24.	**Final Redemption Amount**		Nominal Amount.
25.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes.
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes.
	(iii)	Unmatured Coupons to	Yes.

	become void upon early redemption (Bearer Notes only) (Condition 8(f)):	

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules.
27.	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to Payment Dates:	London.
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and, consequences(if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable.
30.	Details relating to Instalment Notes:	Not Applicable.
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable.
32.	Consolidation provisions:	Not Applicable.
33.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition

15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders.

Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i)	If syndicated, names of Managers:	Not Applicable.
	(ii)	Stabilising Manager (if any):	Not Applicable.
	(iii)	Dealer's Commission:	Not Applicable.
35.		If non-syndicated, name of relevant Dealer:	Salomon Brothers International Limited.
36.		Additional selling restrictions:	The Netherlands "The Notes may only be offered sold, delivered or transferred, directly or indirectly to persons (including legal entities) established, resident or domiciled outside the Netherlands."

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0152978671
38.	Common Code:	015297867
39.	Any clearing system(s) other than Euroclear and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable.
40.	Delivery:	Delivery against payment.
41.	The Agents appointed in respect of the Notes are:	Fiscal, Paying and Calculation Agent: Deutsche Bank AG London. Paying Agent: Deutsche Bank Luxembourg S.A.

GENERAL

42.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not applicable.
43.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.032468 producing a sum of (for Notes not denominated in Euro):	Euro 29,941,572
44.	In the case of Notes listed on the Official Segement of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable.
45.	Date of Pricing Supplement:	28 August 2002.
46.	Date of Base Offering Circular:	27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By:..............................

Duly Authorised

ANNEX

Date	LIBOR	Date	LIBOR	Date	LIBOR	Date	LIBOR
31/01/90	8.375	30/04/93	3.1875	31/07/96	5.67578	29/10/99	6.185
28/02/90	8.375	31/05/93	3.375	30/08/96	5.5625	30/11/99	6.115
30/03/90	8.5	30/06/93	3.3125	30/09/96	5.625	31/12/99	6.00125
30/04/90	8.6875	30/07/93	3.3125	31/10/96	5.5	31/01/00	6.0775
31/05/90	8.375	31/08/93	3.25	29/11/96	5.5	29/02/00	6.10875
29/06/90	8.375	30/09/93	3.375	31/12/96	5.5625	31/03/00	6.29
31/07/90	7.9375	29/10/93	3.4375	31/01/97	5.5625	28/04/00	6.5025
31/08/90	8.0625	30/11/93	3.5	28/02/97	5.53906	31/05/00	6.8625
28/09/90	8.3125	31/12/93	3.375	31/03/97	5.77344	30/06/00	6.76938
31/10/90	8.0625	31/01/94	3.25	30/04/97	5.81641	31/07/00	6.72188
30/11/90	8.38	28/02/94	3.75	30/05/97	5.8125	31/08/00	6.68
31/12/90	7.63	31/03/94	3.9375	30/06/97	5.78125	29/09/00	6.81125
31/01/91	7.06	29/04/94	4.3125	31/07/97	5.70703	31/10/00	6.76
28/02/91	6.88	31/05/94	4.625	29/08/97	5.71875	30/11/00	6.715
29/03/91	6.44	30/06/94	4.875	30/09/97	5.76953	29/12/00	6.39875
30/04/91	6.06	29/07/94	4.875	31/10/97	5.75	31/01/01	5.42125
31/05/91	6.06	31/08/94	5	28/11/97	5.90234	28/02/01	5.0525
28/06/91	6.1875	30/09/94	5.5	31/12/97	5.8125	30/03/01	4.87875
31/07/91	6	31/10/94	5.625	30/01/98	5.625	30/04/01	4.33625
30/08/91	5.6875	30/11/94	6.1875	27/02/98	5.67969	31/05/01	3.99000
30/09/91	5.625	30/12/94	6.5	31/03/98	5.71094	29/06/01	3.83625
31/10/91	5.3125	31/01/95	6.3125	30/04/98	5.71875	31/07/01	3.67000
29/11/91	4.9375	28/02/95	6.25	29/05/98	5.6875	31/08/01	3.46250
31/12/91	4.3125	31/03/95	6.25	30/06/98	5.6875	28/09/01	2.59000
31/01/92	4.1875	28/04/95	6.1875	31/07/98	5.6875	31/10/01	2.20000
28/02/92	4.25	31/05/95	6.0625	31/08/98	5.625	30/11/01	2.03188
31/03/92	4.3125	30/06/95	6.05859	30/09/98	5.3125	31/12/01	1.88125
30/04/92	4.0625	31/07/95	5.875	30/10/98	5.21953	31/01/02	1.88000
29/05/92	4.0625	31/08/95	5.88281	30/11/98	5.28266	28/02/02	1.90000
30/06/92	3.9375	29/09/95	5.95313	31/12/98	5.06563	28/03/02	2.03000
31/07/92	3.4375	31/10/95	5.9375	29/01/99	4.96953	30/04/02	1.92000
31/08/92	3.5	30/11/95	5.875	26/02/99	5.02625	31/05/02	1.89625
30/09/92	3.125	29/12/95	5.625	31/03/99	5	28/06/02	1.86000
30/10/92	3.5625	31/01/96	5.375	30/04/99	4.98875	31/07/02	1.82375
30/11/92	4	29/02/96	5.30469	31/05/99	5.06625		
31/12/92	3.4375	29/03/96	5.47266	30/06/99	5.3675		
29/01/93	3.3125	30/04/96	5.48438	30/07/99	5.3425		
26/02/93	3.1875	31/05/96	5.5	31/08/99	5.52		
31/03/93	3.25	28/06/96	5.58203	30/09/99	6.08375		

Source: Bloomberg

The Issuer and the Dealer do not accept any responsibility for the calculation, maintenance or publication of the 3 month USD-LIBOR-BBA rate or any successor rate.
The value of your investment may fluctuate. Results achieved in the past are no guarantee of future results.

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 444A
TRANCHE NO: 1
USD 100,000,000 Fixed Rate Range Notes due 2007

Issue Price: 100.00 per cent.

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

The date of this Pricing Supplement is 23 August 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the Supplemental Offering Circular dated 1 January 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

In connection with this issue, Morgan Stanley & Co. International Limited may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i) Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii) Guarantor:	Not Applicable
2	(i) Series Number:	444A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	United States dollars ("USD")
4	Aggregate Nominal Amount:	
	(i) Series:	USD 100,000,000
	(ii) Tranche:	USD 100,000,000
5	(iii) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(iv) Net proceeds:	USD 100,000,000
6	Specified Denominations:	USD 1,000
7	(i) Issue Date:	28 August 2002
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	28 August 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate (see item 17 below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call
14	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Not Applicable
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	See item 17 (vii) below
	(ii) Interest Payment Date(s):	28 August in each year commencing on 28 August 2003 and ending on the Maturity Date

(iii)	Fixed Coupon Amounts:	Not Applicable
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Actual/365 (unadjusted)
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Rate of Interest for the Interest Period beginning on (and including) the Issue Date and ending on (and excluding) 28 August 2003 ("**Year 1**") shall be 4.25 per cent. and the Rate of Interest for each successive Interest Period shall be a rate (expressed as a percentage) determined by the Calculation Agent in accordance with the following formula: **Base Rate x N/M** Where "**Base Rate**" means: 4.50 per cent. in respect of the period beginning on (and including) 28 August 2003 and ending on (but excluding) 28 August 2004 ("**Year 2**"); 5.00 per cent. in respect of the period beginning on (and including) 28 August 2004 and ending on (but excluding) 28 August 2005 ("**Year 3**"); 6.00 per cent. in respect of the period beginning on (and including) 28 August 2005 and ending on (but excluding) 28 August 2006 ("**Year 4**"); and 7.00 per cent. in respect of the period beginning on (and including) 28 August 2006 and ending on (but excluding) the Maturity Date ("**Year 5**"); "**N**" is the total number of days in the relevant Interest Period, as determined by the Determination Agent, on which the Reference Rate is equal to or greater than zero and: (i) for Year 2, less than or equal to 4.00 per cent.; (ii) for Year 3, less than or equal to 5.00 per cent.; (iii) for Year 4, less than or equal to 6.00 per cent.; and (iv) for Year 5, less than or equal to 7.00 per cent.; "**M**" is the total number of days in the relevant Interest Period;

		"Reference Rate" means 3 month USD LIBOR, being the rate for deposits in USD for a period of three months which appears on Moneyline Telerate Page 3750 (or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market) at 11.00 a.m. London time on each day during the relevant Interest Period (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) provided that (i) for any day that is not a London Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding London Business Day and (ii) the Reference Rate applicable five London and New York Business Days prior to an Interest Payment Date will be the applicable Reference Rate for the remainder of the Interest Period; and
		"Determination Agent" means Morgan Stanley Capital Services, Inc.
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	28 August in each year commencing on 28 August 2003 and ending on 28 August 2006
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal amount of the Notes to be redeemed
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days

23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	100.00 per cent. of the Nominal amount
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London

28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Morgan Stanley & Co. International Limited
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	The Netherlands The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0153187165
38	Common Code:	015318716
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Stock Exchange Listing Agent and Morgan Stanley Capital Services, Inc. as Determination Agent.
	GENERAL	
42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 1,026144 producing a sum of:	EUR 102,614,400
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	23 August 2002
46	Date of Base Offering Circular:	27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By: [signature]
Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 412A
TRANCHE NO: 1
EUR 5,248,000 Best Sector Selector 08/2007 Linked to a Portfolio of Dow Jones Eurostoxx Sector Indexes

Issue Price: 101.75 per cent

Rabo Securities N.V.

The date of this Pricing Supplement is 21 August 2002.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the Supplemental Offering Circular dated 1 January 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with

The Notes may not be offered or sold to the public in the Grand Duchy of Luxembourg, directly or indirectly, and neither this Pricing Supplement nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in, or from or published in, the Grand Duchy of Luxembourg, except for the sole purpose of the listing of the Notes on the Luxembourg Stock Exchange and except in circumstances which do not constitute a public offer of securities.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2001.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	(i) Issuer:		Rabobank Nederland
2	(i) Series Number:		412A
	(ii) Tranche Number:		1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i) Series:		5,248,000
	(ii) Tranche:		5,248,000
5	(i) Issue Price:		101.75 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:		5,339,840
6	Specified Denominations:		EUR 1,000 per Denomination
7	(i) Issue Date:		23 August 2002
	(ii) Interest Commencement Date (if different from the Issue Date):		Not Applicable
8	Maturity Date:		23 August 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		No Coupon
11	Redemption/Payment Basis:		Index Linked Redemption
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Applicable
	(i) Index/Formula:	See the Schedule hereto

(ii) Calculation Agent responsible for calculating the interest due:	See the Schedule hereto
(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See the Schedule hereto
(iv) Specified Period(s)/ Specified Interest Payment Dates:	Not Applicable
(v) Business Day Convention:	See the Schedule hereto
(vi) Additional Business Centre(s) (Condition 1(a)):	See the Schedule hereto
(vii) Minimum Rate of Interest:	0 per cent. per annum
(viii) Maximum Rate of Interest:	0 per cent. per annum
(ix) Day Count Fraction (Condition 1(a))	Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	The Final Redemption Amount will be calculated in accordance with the Schedule hereto

25 Early Redemption Amount

(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	The Early Redemption Amount of the Notes payable on redemption following an Event of Default or for taxation reasons shall be an amount in Euro equal to: the fair market value of the Notes on the date of redemption, adjusted to account for any losses, expenses and costs to the Issuer (or any of its affiliates) of unwinding any underlying or related hedging and funding arrangements, including (without limitation) equity or index options, index swaps, all as determined by the Calculation Agent, in its sole and absolute discretion
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 7(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		So long as Bearer Notes are presented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Issue price at 101.75%, i.e. 1.75% dealer's commission
35		If non-syndicated, name of Dealer:	Rabo Securities N.V.
36		Additional selling restrictions:	**The Netherlands:** The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with **Luxembourg:** The Notes may not be offered or sold to the public in the Grand Duchy of Luxembourg, directly or indirectly, and neither this Pricing Supplement nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in, or from or published in, the Grand Duchy of Luxembourg, except for the sole purpose of the listing of the Notes on the Luxembourg Stock Exchange and except in circumstances which do not constitute a public offer of securities.

OPERATIONAL INFORMATION

37	ISIN Code:	XS0151768909
38	Common Code:	15176890
39	Any clearing system(s) other than Euroclear and Cedelbank and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment

41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG, London Branch as Fiscal and Paying Agent Deutsche Bank Luxembourg S.A., Rabobank Nederland and Banque Générale du Luxembourg S.A. as Paying Agent Rabo Securities N.V. as Calculation Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	21 August 2002
46	Date of Base Offering Circular:	27 September 2001 as supplemented by a Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

Schedule

1. Final Redemption Amount

Unless previously redeemed or purchased and cancelled as provided in the Conditions, each Note will be redeemed at the Maturity Date at an amount (the "**Final Redemption Amount**") calculated by the Calculation Agent, in its sole and absolute discretion, in accordance with the following formula:

$$100\% + \left\{ 90\% \times \mathbf{Max}\left(0; \frac{1}{5}\sum_{i=1}^{5} \text{BEST PERF}_{\text{year } i}\right) \right\}$$

Where:

"BEST $\text{PERF}_{\text{year } i}$" means "Max (0 ; $\frac{\text{INDEXj}_{\text{year } i}}{\text{INDEXj}_{\text{initial}}} - 1$)"

Where:

"j" being one of the Indexes of the Underlying Portfolio:

"INDEX $j_{initial}$" means the Initial Value of each Index j of the Underlying Portfolio on the Initial Fixing Date.

"$\text{INDEXj}_{year\ i}$" means the Fixing Value of each Index j on the Fixing Date of the year i.

The Calculation Agent shall determine the Initial Value of each Index on the Initial Fixing Date.

On the Fixing Date of each year i, the Calculation Agent shall determine the performance of each Index in the Underlying Portfolio for that particular year by comparing the Initial Value with the Fixing Value of each Index. The Best Performing Index will be selected and the BEST $\text{PERF}_{\text{year } i}$ will be fixated if positive. BEST $\text{PERF}_{\text{year } i}$ will be fixated at zero (0) if the Fixing Value is below the Initial Value.

On each Fixing Date the Best Performing Index is removed from the Underlying Portfolio and its Fixing Value is used for the calculation of the Final Redemption Amount.

2. Definitions

In this Pricing Supplement, the following definitions shall apply:

"**Best Performing Index**" means the Index in the Underlying Portfolio that has performed the best over the preceding year on each Fixing Date (each performance will be calculated versus the Initial Value by the Calculation Agent).

"(**BEST $\text{PERF}_{\text{year } i}$**)" means performance of the Best Performing Index for year i.

"**Calculation Agent**" means Rabo Securities N.V.

"**Fixing Date**" means the 18th August 2003 for year one, the 16th August 2004 for year two, the 16th of August 2005 for year three, the 16th of August 2006 for year four and the 16th of August 2007 for year five.

"**Fixing Value**" means the closing level of each Index on the relevant Fixing Date, which value is calculated by the Sponsor and published by Bloomberg SXXE INDEX GMOV.

"**Index**" and "**Indexes**" means one and two or more of the following Dow Jones Euro Stoxx Sector Indexes respectively:

the Dow Jones Euro Stoxx Bank, sponsored by Stoxx limited (SX7E);

the Dow Jones Euro Stoxx Healthcare, sponsored by Stoxx limited (SXDE);

the Dow Jones Euro Stoxx Retail, sponsored by Stoxx limited (SX1E);

the Dow Jones Euro Stoxx Technology, sponsored by Stoxx limited (SX8E); and

the Dow Jones Euro Stoxx Energy, sponsored by Stoxx limited (SXEE).

"**Initial Fixing Date**" means the 16th August 2002.

"**Initial Value**" means the Fixing Value of each Index on the Initial Fixing Date, by reference to the Closing Level of each Index on such date as calculated by the Sponsor and published on Bloomberg SXXE INDEX GMOV.

"**Sponsor**" means Stoxx Limited

"**Underlying Portfolio**" means the portfolio of Indexes from which the Best Performing Index will be chosen and removed each year. Therefore, the Underlying Portfolio is composed of 5 Indexes in the first year, 4 Indexes in the second year, 3 Indexes in the third year, 2 Indexes in the fourth year and 1 Index in the fifth year.

3. Absence of Fixing Value

If, at the Initial Fixing Date or at a Fixing Date, with respect to an Index no closing level is calculated by the Sponsor and/or published on Bloomberg SXXE INDEX GMOV. then the Calculation Agent shall, in its sole discretion, determine (as soon as practicable thereafter) the appropriate adjustment, if any, to be made to this Pricing Supplement or the Conditions in relation to the Notes necessary to preserve the economic equivalent of the rights of the Noteholders under the Notes immediately prior to such event, such adjustment to be effective as of the date determined by the Calculation Agent.

4. Termination of the Index

The following provisions will apply with regard to the replacement or cessation of, or a fundamental change to, the Index:

(a) *Replacement Index* — If, at any time, the Index is replaced or substituted for an index with exactly the same characteristics as the Index (such replacement being the "**Replacement Index**"), as determined in good faith by the Calculation Agent, then all references to "Index" in this Pricing Supplement shall be deemed to be references to such "Replacement Index" as of the date of replacement.

(b) *Cessation of, or Fundamental Change to, the Index* — If the Index ceases to be published, or if the Index has not been published for 20 consecutive Index Business Days, or if any change is made to the calculation of the Index which, in the reasonable opinion of the Calculation Agent, constitutes a fundamental change in the rules governing the Index (an "**Index Termination Event**"), the Calculation agent shall record the details of the stocks that constituted the Index on the last Index Business Day that the index was published and these stocks (the "**Stocks**") shall be deemed to be the Index for the remainder of the life of the Notes (the "**Calculation Agent Index**"). The Calculation Agent shall monitor the performance of all stocks comprised in the Calculation Agent Index on a daily basis in order to make its determinations hereunder subject to the following:

(i) in the event that a Stock ceases to trade on the Relevant Exchange or two Stocks merge to from a single entity, then the Calculation Agent shall have no responsibility to introduce a new stock into the Calculation Agent Index; and

(ii) the Calculation Agent shall have no duty to monitor whether or not the Stocks continue to adhere to any selection criteria of the original Index.

5. Calculation of the Final Redemption Amount

The Calculation Agent will:

(a) on the final Fixing Date, or as soon as practicable thereafter, determine the Final Redemption Amount in respect of each Note in accordance with the provisions of this Schedule; and

(b) upon determining the Final Redemption Amount in respect of each Note, forthwith (and in any event not later than 5.30 p.m., Amsterdam Time, on the third Amsterdam Business Day following the final Fixing Date) give notice thereof to the Issuer and the Fiscal and Paying Agent.

6. Calculations and Determinations by the Calculation Agent

All calculations and determinations by the Calculation Agent of all items falling to be determined by them in connection with this Schedule shall be made by it in its sole and absolute discretion and, in the absence of manifest error, shall be final and binding on all parties. The Calculation Agent will not have any responsibility to any person for good faith errors or omissions in the calculation by it of any item in connection with the Notes.

7. Payment of the Final Redemption Amount

Payment of the Final Redemption Amount shall take place at the Maturity Date.

ANNEX 1

Information relating to the Dow Jones EuroSTOXX[SM] Banks Price Index

The Dow Jones EuroSTOXX[SM] Banks Price index is an index sponsored and published by STOXX Ltd and is available on numerous internationally recognised published or electronically displayed news sources, including Reuters, Bloomberg and www.STOXX.com.

As of 31 July 2002, the Index is comprised of 44 major shares involved in the banking sector within the Eurozone (the member states of the European Union which have adopted the Euro in accordance with the treaty establishing the European community as amended by the treaty on European Union, are referred to as the "Eurozone") selected for inclusion on the basis of their respective market capitalisation available for general investment.

The index was developed with a base value of 100 as of December 31, 1991.

The following table sets out for the indicated period, the closing levels of the Index:



Value
Dow Jones EuroSTOXX Bank Index
400
350
300
250
200
150
100
DJ EuroSTOXX Bank Index
Jan-99
Mar-99
May-99
Jul-99
Sep-99
Nov-99
Jan-00
Mar-00
May-00
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Date

The following table sets out for the indicated period, the respective highest and lowest closing levels of the index:

Dow Jones EuroSTOXX Bank (Price) Index

Closing as of August 20, 2002: 233.01

	Jul-02	Jun-02	May-02	Apr-02	Mar-02	Feb-02	Jan-02	2001	2000	1999
High	263.02	287.03	301.10	300.69	291.52	276.60	279.44	355.88	363.14	320.90
Low	204.84	251.95	287.83	281.84	274.09	256.62	263.38	205.70	286.82	252.77

Source: Bloomberg

Information relating to the Dow Jones EuroSTOXX℠ Health Price Index

The Dow Jones EuroSTOXX℠ Health Price index is an index sponsored and published by STOXX Ltd and is available on numerous internationally recognised published or electronically displayed news sources, including Reuters, Bloomberg and www.STOXX.com.

As of 31 July 2002, the Index is comprised of 13 major shares involved in the healthcare sector within the Eurozone (the member states of the European Union which have adopted the Euro in accordance with the treaty establishing the European community as amended by the treaty on European Union, are referred to as the "Eurozone") selected for inclusion on the basis of their respective market capitalisation available for general investment.

The index was developed with a base value of 100 as of December 31, 1991.

The following table sets out for the indicated period, the closing levels of the Index:


Dow Jones EuroSTOXX Healthcare Index
Value
700
600
500
400
300
200
100
DJ EuroSTOXX Healthcare Index
Jan-99
Mar-99
May-99
Jul-99
Sep-99
Nov-99
Jan-00
Mar-00
May-00
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Date

The following table sets out for the indicated period, the respective highest and lowest index prices achieved:

Dow Jones EuroSTOXX Healthcare (Price) Index

Closing as of August 20, 2002: 375.85

	Jul-02	Jun-02	May-02	Apr-02	Mar-02	Feb-02	Jan-02	2001	2000	1999
High	411.54	439.28	472.26	482.31	500.44	511.92	533.28	604.00	590.99	450.33
Low	325.12	388.95	445.69	463.96	477.74	472.65	507.91	477.77	350.66	362.20

Source: Bloomberg

Information relating to the Dow Jones EuroSTOXX^{SM} Retail Price Index

The Dow Jones EuroSTOXX^{SM} Retail Price index is an index sponsored and published by STOXX Ltd and is available on numerous internationally recognised published or electronically displayed news sources, including Reuters, Bloomberg and www.STOXX.com.

As of 31 July 2002, the Index is comprised of 11 major shares involved in the retail sector within the Eurozone (the member states of the European Union which have adopted the Euro in accordance with the treaty establishing the European community as amended by the treaty on European Union, are referred to as the "Eurozone") selected for inclusion on the basis of their respective market capitalisation available for general investment.

The index was developed with a base value of 100 as of December 31, 1991.

The following table sets out for the indicated period, the closing levels of the Index:



Value
Dow Jones EuroSTOXX Retail Index
500
450
400
350
300
250
200
150
100
DJ EuroSTOXX Retail Index
Jan-99
Mar-99
May-99
Jul-99
Sep-99
Nov-99
Jan-00
Mar-00
May-00
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Date

The following table sets out for the indicated period, the respective highest and lowest index prices achieved:

Dow Jones EuroSTOXX Retail (Price) Index

Closing as of August 20, 2002: 226.57

	Jul-02	Jun-02	May-02	Apr-02	Mar-02	Feb-02	Jan-02	2001	2000	1999
High	278.20	287.06	285.63	289.65	290.47	292.72	302.40	366.84	452.43	458.15
Low	214.40	265.96	262.62	269.32	276.32	271.12	286.73	231.21	339.70	326.90

Source: Bloomberg

Information relating to the Dow Jones EuroSTOXX℠ Technology Price Index

The Dow Jones EuroSTOXX℠ Technology Price index is an index sponsored and published by STOXX Ltd and is available on numerous internationally recognised published or electronically displayed news sources, including Reuters, Bloomberg and www.STOXX.com.

As of 31 July 2002, the Index is comprised of 25 major shares involved in the technology sector within the Eurozone (the member states of the European Union which have adopted the Euro in accordance with the treaty establishing the European community as amended by the treaty on European Union, are referred to as the "Eurozone") selected for inclusion on the basis of their respective market capitalisation available for general investment.

The index was developed with a base value of 100 as of December 31, 1991.

The following table sets out for the indicated period, the closing levels of the Index:


Value
Dow Jones EuroSTOXX Technology Index
1300
1100
900
700
500
300
100
DJ EuroSTOXX Technology Index
Jan-99
Mar-99
May-99
Jul-99
Sep-99
Nov-99
Jan-00
Mar-00
May-00
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Date

The following table sets out for the indicated period, the respective highest and lowest index prices achieved:

Dow Jones EuroSTOXX Technology (Price) Index

Closing as of August 20, 2002: 272.23

	Jul-02	Jun-02	May-02	Apr-02	Mar-02	Feb-02	Jan-02	2001	2000	1999
High	319.63	342.33	405.66	476.45	524.08	494.84	530.58	829.98	1148.16	830.66
Low	244.47	284.44	342.17	397.10	470.15	428.76	461.02	296.01	728.61	352.12

Source: Bloomberg

Information relating to the Dow Jones EuroSTOXX^{SM} Energy Price Index

The Dow Jones EuroSTOXX^{SM} Energy Price index is an index sponsored and published by STOXX Ltd and is available on numerous internationally recognised published or electronically displayed news sources, including Reuters, Bloomberg and www.STOXX.com.

As of 31 July 2002, the Index is comprised of 9 major shares involved in the energy sector within the Eurozone (the member states of the European Union which have adopted the Euro in accordance with the treaty establishing the European community as amended by the treaty on European Union, are referred to as the "Eurozone") selected for inclusion on the basis of their respective market capitalisation available for general investment.

The index was developed with a base value of 100 as of December 31, 1991.

The following table sets out for the indicated period, the closing levels of the



Value
Dow Jones EuroSTOXX Energy Index
450
400
350
300
250
200
150
100
DJ EuroSTOXX Energy Index
Jan-99
Mar-99
May-99
Jul-99
Sep-99
Nov-99
Jan-00
Mar-00
May-00
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Date

Index:

The following table sets out for the indicated period, the respective highest and lowest index prices achieved:

Dow Jones EuroSTOXX Energy (Price) Index

Closing as of August 20, 2002: 293.47

	Jul-02	Jun-02	May-02	Apr-02	Mar-02	Feb-02	Jan-02	2001	2000	1999
High	341.69	339.61	356.67	365.10	363.04	346.99	333.14	393.06	394.75	331.28
Low	256.96	311.54	336.45	341.29	347.12	327.59	311.11	266.98	286.16	212.69

Source: Bloomberg

Dow Jones Euro STOXX Bank, Dow Jones Euro STOXX Healthcare, Dow Jones Euro STOXX Retail, Dow Jones Euro STOXX Technology and Dow Jones Euro STOXX Energy

Dow Jones Euro STOXX Bank, Dow Jones Euro STOXX Healthcare, Dow Jones Euro STOXX Retail, Dow Jones Euro STOXX Technology and Dow Jones Euro STOXX Energy are owned by Stoxx Limited ("STOXX"). The name of the Dow Jones Euro STOXX Bank, Dow Jones Euro STOXX Healthcare, Dow Jones Euro STOXX Retail, Dow Jones Euro STOXX Technology and Dow Jones Euro STOXX Energy are a service mark of DOW JONES & COMPANY, INC. ("DOW JONES") and has been licensed for certain purposes to the Issuer. The Notes are not sponsored, endorsed, sold or promoted by STOXX or DOW JONES. Neither STOXX nor DOW JONES has any obligation or liability in connection with the Notes. The only relationship of STOXX to the Issuer is as licensor of Dow Jones Euro STOXX Bank, Dow Jones Euro STOXX Healthcare, Dow Jones Euro STOXX Retail, Dow Jones Euro STOXX Technology and Dow Jones Euro STOXX Energy and of certain trademarks, trade names and service marks of STOXX. The Dow Jones Euro STOXX Bank, Dow Jones Euro STOXX Healthcare, Dow Jones Euro STOXX Retail, Dow Jones Euro STOXX Technology and Dow Jones Euro STOXX Energy are determined, composed and calculated by STOXX or DOW JONES, as the case may be, without regard to the Issuer or the Notes. Neither STOXX nor DOW JONES is responsible for, or has participated in, the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the Redemption Amount or the Early Redemption Amount.

STOXX and DOW JONES do not make any warranty, express or implied and disclaim any and all warranty about the results to be obtained by the Notes, the Noteholder or any other person in connection with the use of the relevant index and the data included in the relevant index, the accuracy or completeness and the merchantability and the fitness for a particular purpose or use of the relevant index and its data. STOXX and DOW JONES will have no liability for any errors, omissions or interruptions in the relevant index or its data. Under no circumstances will STOXX or DOW JONES be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or DOW JONES knows that they might occur.

Further information regarding the Dow Jones Euro STOXX Bank, Dow Jones Euro STOXX Healthcare, Dow Jones Euro STOXX Retail, Dow Jones Euro STOXX Technology and Dow Jones Euro STOXX Energy and its sponsor may be found on the website www.stoxx.com.

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO.: 425A
TRANCHE NO.:1

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) (the "Issuer")

USD 18,350,000 Callable Fixed Rate Accrual Notes due 30 July 2009

Issue Price: 100.00 per cent.

Schroder Salomon Smith Barney

The date of this Pricing Supplement is 30 July 2002

Information Concerning Investment Risk

This is not a public offer of Notes. No documentation relating to or detailing the terms of the Notes has been filed, registered with or approved by any authority in any jurisdiction and no action has been taken in any country or jurisdiction that would permit a public offering of the Notes. Noteholders and prospective purchasers will be deemed to represent that they have and will comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver the Notes.

Noteholders and prospective purchasers of Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

On each Interest Payment Date from and including 30 October 2002 the Notes pay Interest dependant on a daily quotation of 3 month USD-LIBOR-BBA on Telerate page 3750, during the relevant Interest Period, as more fully specified below. Therefore the quotation on each day may effect the value of Interest payable on the relevant Interest Payment Date or in fact whether any interest will be payable on such Interest Payment Date. The table included in the Annex hereto sets forth the value of 3 month USD-LIBOR-BBA at 11:00 a.m. London time on the last business day of each month from 31 January 1990 to 28 June 2002. This table is purely for reference purposes, the historical movement of 3 month USD-LIBOR-BBA under various economic circumstances is not necessarily indicative of the future performance of 3 month USD- LIBOR-BBA or what the value of the Notes may be in the future. Any historical trend in the value of 3 month USD-LIBOR-BBA set forth in the Annex is no indication that 3 month USD- LIBOR-BBA or the value of the Notes is more or less likely to increase or decrease at any time during the term of the Notes.

Noteholders and prospective purchasers of Notes should conduct their own investigations and, in deciding whether or not to purchase Notes, prospective purchasers should form their own views of the merits of an investment related to the Index based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Given the highly specialised nature of these Notes, the Issuer and the Dealer consider that they are only suitable for highly sophisticated investors who are able to determine for themselves the risk of an investment of this nature.

Consequently, if you are not an investor who falls within the description above you should not consider purchasing these Notes without taking detailed advice from a specialised professional adviser.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September, 2001, and the Supplemental Offering Circular dated 1 January, 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeissen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

There are additional selling restrictions in Clause 36 of this Pricing Supplement.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this Pricing Supplement, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

A copy of this Pricing Supplement has been filed with the Securities Board of The Netherlands.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).
2.	(i) Series Number:	425A
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollar ("USD").
4.	Aggregate Nominal Amount	
	(i) Series:	USD 18,350,000.
	(ii) Tranche:	USD 18,350,000.
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount.
6.	Specified Denominations:	USD 10,000.
7.	Issue Date:	30 July 2002.
8.	Maturity Date:	30 July 2009.
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No.
10.	Interest Basis:	Fixed Rate (further details specified below).
11.	Redemption/Payment Basis:	Redemption at par.
12.	Change of Interest Basis or Redemption/ Payment Basis:	Not Applicable.
13.	Put/Call Options:	Issuer Call Option (further details specified below).
14.	Status of the Notes:	Senior.
15.	Listing:	Luxembourg
16.	Method of distribution:	Non-syndicated.

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**:	Applicable

(i) Rate of Interest:

For the period from and including the Issue Date to but excluding 30 July 2003:

9.00 per cent. per annum payable quarterly in arrear.

For the period from and including 30 July 2003 to but excluding the Maturity Date the amount of interest payable will be determined by the following:

9.00 per cent. multiplied by (**Accrual Days** divided by the actual number of days in the relevant Interest Period).

"Accrual Days" means the number of days in each Observation Period on which 3-month USD-LIBOR-BBA, as observed by reference to Telerate page 3750 as of 11:00 a.m. London time (the **"Reference Level"**), is greater than 0.00 per cent. but less than or equal to the **Maximum Reference Level**.

If the Telerate page 3750 is cancelled or unavailable, the fall back provisions described under the Definition of 3-month USD-LIBOR-BBA of the ISDA Definitions shall apply.

For any non-London Business Days falling during the **Observation Period** the Reference Level for such a day will be deemed to be the Reference Level as at the immediately preceding London Business Day.

The Reference Level on the fifth London Business Day prior to the relevant Interest Payment Date shall be deemed to be the Reference Level for all subsequent days from and including the fifth London Business Day to but excluding that Interest Payment Date.

Maximum Reference Level" means:
5.00 per cent. for the period from and including 30 July 2003 to but excluding 30 July 2004.

5.50 per cent. for the period from and including 30 July 2004 to but excluding 30 July 2005.

6.00 per cent. for the period from and including 30 July 2005 to but excluding 30 July 2006.

6.50 per cent. for the period from and including 30 July 2006 to but excluding 30 July 2007.

7.00 per cent. for the period from and including 30 July 2007 to but excluding 30 July 2008.

7.50 per cent. for the period from and including 30 July 2008 to but excluding the Maturity Date.

"Observation Period" means the period from, and including, the first day in each relevant Interest Period to, but excluding, the immediately following Interest Payment Date.

(ii) Interest Payment Date(s):	Interest is payable quarterly in arrear on 30 October, 30 January, 30 April and 30 July in each year commencing on 30 October 2003 and ending on the Maturity Date, subject to adjustment in accordance with the Following Business Day Convention for which the relevant Business Days are London and New York.
(iii) Fixed Coupon Amounts:	To be determined no later than 2 London Business Days prior to each Interest Payment Date.
(iv) Broken Amount:	Not Applicable.
(v) Day Count Fraction (Condition 1(a)):	Actual/Actual (unadjusted) ISMA
(vi) Other terms relating to the method of calculating interest for	Not Applicable

Fixed Rate Notes:

18.	**Floating Rate Note Provisions**:	Not Applicable.
19.	**Zero Coupon Note Provisions**:	Not Applicable.
20.	**Index Linked Interest Note Provisions**:	Not Applicable.
21.	**Dual Currency Note Provisions**:	Not Applicable.

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**			Applicable.
	(i)	Optional Redemption Date(s):		30 January and 30 July in each year, from and including 30 January 2003, subject to adjustment in accordance with the Following Business Day Convention.
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):		100.00 per cent. of the Aggregate Nominal Amount.
	(iii)	If redeemable in part:		
		(a)	Minimum nominal amount to be redeemed:	Not Applicable.
		(b)	Maximum nominal amount to be redeemed:	Not Applicable.
	(iv)	Option Exercise Date(s):		Not Applicable.
	(v)	Description of any other Issuer's option:		Not Applicable.
	(vi)	Notice period (if other than as set out in the Conditions):		The Issuer shall give notice of its intention to redeem the Notes, in whole or in part, no later than 5 London and New York Business Days prior to the relevant Optional Redemption Date.
23.	**Put Option**			Not Applicable.

24.	**Final Redemption Amount**	100 per cent. of the Aggregate Nominal Amount.
25.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes.
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes.
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules.
27.	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to Payment Dates:	London.
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes	No.

(and dates on which such Talons mature):

29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and, consequences(if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable.
30.	Details relating to Instalment Notes:	Not Applicable.
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable.
32.	Consolidation provisions:	Not Applicable.
33.	Other terms or special conditions:	So long as Bearer Notes are presented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i)	If syndicated, names of Managers:	Not Applicable.
	(ii)	Stabilising Manager (if any):	Not Applicable.
	(iii)	Dealer's Commission:	Not Applicable.
35.	If non-syndicated, name of relevant Dealer:		Salomon Brothers International Limited.

36.	Additional selling restrictions:	The Netherlands: The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0151936977
38.	Common Code:	015193697
39.	Any clearing system(s) other than Euroclear and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable.
40.	Delivery:	Delivery against payment.
41.	The Agents appointed in respect of the Notes are:	Fiscal, Paying and Calculation Agent: Deutsche Bank AG London. Paying Agent: Deutsche Bank Luxembourg S.A.

GENERAL

42.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable.
43.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.0000 producing a sum of (for Notes not denominated in Euro):	Euro 18,350,000
44.	In the case of Notes listed on the	Not Applicable.

Official Segement of the Stock Market of Euronext Amsterdam N.V.:

45.	Date of Pricing Supplement:	30 July 2002.
46.	Date of Base Offering Circular:	27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By:..............................
Duly Authorised

ANNEX

Date	LIBOR	Date	LIBOR	Date	LIBOR	Date	LIBOR
31/01/90	8.375	31/03/93	3.25	31/05/96	5.5	30/07/99	5.3425
28/02/90	8.375	30/04/93	3.1875	28/06/96	5.58203	31/08/99	5.52
30/03/90	8.5	31/05/93	3.375	31/07/96	5.67578	30/09/99	6.08375
30/04/90	8.6875	30/06/93	3.3125	30/08/96	5.5625	29/10/99	6.185
31/05/90	8.375	30/07/93	3.3125	30/09/96	5.625	30/11/99	6.115
29/06/90	8.375	31/08/93	3.25	31/10/96	5.5	31/12/99	6.00125
31/07/90	7.9375	30/09/93	3.375	29/11/96	5.5	31/01/00	6.0775
31/08/90	8.0625	29/10/93	3.4375	31/12/96	5.5625	29/02/00	6.10875
28/09/90	8.3125	30/11/93	3.5	31/01/97	5.5625	31/03/00	6.29
31/10/90	8.0625	31/12/93	3.375	28/02/97	5.53906	28/04/00	6.5025
30/11/90	8.38	31/01/94	3.25	31/03/97	5.77344	31/05/00	6.8625
31/12/90	7.63	28/02/94	3.75	30/04/97	5.81641	30/06/00	6.76938
31/01/91	7.06	31/03/94	3.9375	30/05/97	5.8125	31/07/00	6.72188
28/02/91	6.88	29/04/94	4.3125	30/06/97	5.78125	31/08/00	6.68
29/03/91	6.44	31/05/94	4.625	31/07/97	5.70703	29/09/00	6.81125
30/04/91	6.06	30/06/94	4.875	29/08/97	5.71875	31/10/00	6.76
31/05/91	6.06	29/07/94	4.875	30/09/97	5.76953	30/11/00	6.715
28/06/91	6.1875	31/08/94	5	31/10/97	5.75	29/12/00	6.39875
31/07/91	6	30/09/94	5.5	28/11/97	5.90234	31/01/01	5.42125
30/08/91	5.6875	31/10/94	5.625	31/12/97	5.8125	28/02/01	5.0525
30/09/91	5.625	30/11/94	6.1875	30/01/98	5.625	30/03/01	4.87875
31/10/91	5.3125	30/12/94	6.5	27/02/98	5.67969	30/04/01	4.33625
29/11/91	4.9375	31/01/95	6.3125	31/03/98	5.71094	31/05/01	3.99000
31/12/91	4.3125	28/02/95	6.25	30/04/98	5.71875	29/06/01	3.83625
31/01/92	4.1875	31/03/95	6.25	29/05/98	5.6875	31/07/01	3.67000
28/02/92	4.25	28/04/95	6.1875	30/06/98	5.6875	31/08/01	3.46250
31/03/92	4.3125	31/05/95	6.0625	31/07/98	5.6875	28/09/01	2.59000
30/04/92	4.0625	30/06/95	6.05859	31/08/98	5.625	31/10/01	2.20000
29/05/92	4.0625	31/07/95	5.875	30/09/98	5.3125	30/11/01	2.03188
30/06/92	3.9375	31/08/95	5.88281	30/10/98	5.21953	31/12/01	1.88125
31/07/92	3.4375	29/09/95	5.95313	30/11/98	5.28266	31/01/02	1.88000
31/08/92	3.5	31/10/95	5.9375	31/12/98	5.06563	28/02/02	1.90000
30/09/92	3.125	30/11/95	5.875	29/01/99	4.96953	28/03/02	2.03000
30/10/92	3.5625	29/12/95	5.625	26/02/99	5.02625	30/04/02	1.92000
30/11/92	4	31/01/96	5.375	31/03/99	5	31/05/02	1.89625
31/12/92	3.4375	29/02/96	5.30469	30/04/99	4.98875	28/06/02	1.86000
29/01/93	3.3125	29/03/96	5.47266	31/05/99	5.06625		
26/02/93	3.1875	30/04/96	5.48438	30/06/99	5.3675		

Source: Bloomberg

The Issuer and the Dealer do not accept any responsibility for the calculation, maintenance or publication of the 3 month USD-LIBOR-BBA rate or any successor rate.

The value of your investment may fluctuate. Results achieved in the past are no guarantee of future *results*.

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 408A
TRANCHE NO: 1
USD 14,000,000 Accrual Floating Rate Callable Notes due 26 July, 2007 (the "Notes")

Issue Price: 100.00 per cent

Merrill Lynch International

The date of this Pricing Supplement is 24 July, 2002.

8	Maturity Date:	26 July, 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Accrual Floating Rate (further particulars specified below in item 18)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below in item 22)
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Not Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	Interest shall be payable semi-annually, in arrear, on 26th January and 26th July, in each year, from and including 26 January, 2003, to and including 26 July, 2007, each subject to adjustment in accordance with the Business Day Convention specified below in Item 18(ii).
	(ii)	Business Day Convention:	Following Business Day Convention
	(iii)	Additional Business Centre(s) (Condition 1(a)):	London
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	The Rate of Interest applicable for each Interest Period shall be determined in accordance with the following formula: 8.00 per cent x n/N *Where:*

"n" is the number of calendar days from and including the Interest Period (as defined below) start date to but excluding the Interest Period end date on which the Benchmark (as defined below) is within the Range Condition (as defined below).

"N" is the actual number of calendar days from (and including) the start date of the Interest Period to (but excluding) the end date of the Interest Period.

"Interest Period" means the period from and including the relevant Interest Payment Date to but excluding the next Interest Payment Date.

"Fixing Date" means each day during the relevant Interest Period.

"Benchmark" means the 6 month USD LIBOR, which is the London Interbank Offered Rate (the "USD LIBOR") rate of deposits in USD for a period of six months appearing on the Moneyline Telerate page 3750 at approximately 11.00 a.m. London time. If the Moneyline Telerate Page 3750 is cancelled or unavailable, the Calculation Agent in its sole discretion shall determine the method of calculation.

For the calendar days where the Benchmark is outside the Range Condition, the rate shall be zero. per cent. ***for that day only.***

The Benchmark on the Fixing Date seven days before the end of the relevant Interest Period will be the applicable Benchmark for the seven Business Days prior to the end of the relevant Interest Period.

For calendar days, which are not Business Days, the Benchmark on the immediately preceding Fixing Date will apply.

"Range Condition" means the Fixing Date rate when the Benchmark is between the parameters indicated in the table below corresponding to the relevant Interest Period

Interest Period	**Range Condition**
For the Interest Period from (and including) 26 July 2002, to (but excluding) 26 July 2003	Zero per cent < 6 month USD LIBOR <= 4.00 per cent

For the Interest Period from (and including) 26 July 2003, to (but excluding) 26 July 2004	Zero per cent < 6 month USD LIBOR <= 4.50 per cent
For the Interest Period from (and including) 26 July 2004, to (but excluding) 22 July 2005	Zero per cent < 6 month USD LIBOR <= 5.00 per cent
For the Interest Period from (and including) 26 July 2005, to (but excluding) 26 July 2006	Zero per cent < 6 month USD LIBOR <= 5.50 per cent
For the Interest Period from (and including) 26 July 2006, to (but excluding) 26 July 2007	Zero per cent < 6 month USD LIBOR <= 6.00 per cent

(v)	Interest Period Date(s):	Not Applicable
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Calculation Agent]):	**"Calculation Agent"** shall be Merrill Lynch Capital Services, Inc.
(vii)	Screen Rate Determination (Condition 1(a)):	
	– Relevant Time:	11.00 a.m., London time
	– Interest Determination Date:	Not Applicable
	– Primary Source for Floating Rate:	Moneyline Telerate page 3750
	– Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	– Relevant Financial Centre:	Not Applicable
	– Benchmark:	6 month USD LIBOR, which is the London Interbank Offered Rate for a period of 6 months which appeared on the relevant screen page (as defined above) under the relevant caption at approximately 11.00 a.m., London time.
	– Representative Amount:	Not Applicable
	– Effective Date:	Not Applicable
	– Specified Duration:	Not Applicable
(viii)	ISDA Determination (Condition 1(a)):	
	– Floating Rate Option:	Not Applicable
	– Designated Maturity:	Not Applicable
	– Reset Date:	Not Applicable
	– ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
(ix)	Margin(s):	Not Applicable
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable

	(xii)	Day Count Fraction (Condition 1(a)):	Actual/Actual ISMA (unadjusted)
	(xiii)	Rate Multiplier:	Not Applicable
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	Each Interest Payment Date from and including 26 July, 2003, to and including 26 January, 2007 (each an "Optional Redemption Date").
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount
	(iii)	If redeemable in part:	
		(a) Minimum nominal amount to be redeemed:	Not Applicable
		(b) Maximum nominal amount to be redeemed:	Not Applicable
	(iv)	Option Exercise Date(s):	Not less than 5 Business Days prior to the relevant Optional Redemption Date.
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or Permanent global Note/Certificate:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes, in the limited circumstances specified in the Permanent Global Note.
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable

33	Other terms or special conditions:		So long as Bearer Notes are presented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:		Merrill Lynch International
36	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

37	ISIN Code:		XS0151317640
38	Common Code:		15131764
39	Any clearing system(s) other than Euroclear and Cedelbank and the relevant identification number(s):		Not Applicable
	(i)	The Depositary Trust Company	
40	Delivery:		Delivery against payment
41	The Agents appointed in respect of the Notes are:		Deutsche Bank AG London as Fiscal and Principal Paying Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):		Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1,026316 producing a sum of (for Notes not denominated in Euro):		Euro 14,368,424
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:		Not Applicable

45	Date of Pricing Supplement:	24 July, 2002
46	Date of Base Offering Circular:	27 September 2001 as supplemented by a Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

02 SEP 13 AM 9:

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 417A
TRANCHE NO: 1
USD 10,000,000 Fixed Rate Range Notes due 2012

Issue Price: 100.00 per cent.

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

The date of this Pricing Supplement is 22 July 2002

1	(i) Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii) Guarantor:	Not Applicable
2	(i) Series Number:	417A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	United States dollars ("USD")
4	Aggregate Nominal Amount:	USD 10,000,000
	(i) Series:	USD 10,000,000
	(ii) Tranche:	USD 10,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	USD 10,000,000
6	Specified Denominations:	USD 1,000
7	(i) Issue Date:	24 July 2002
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	24 July 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate (see item 17 below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call
14	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Not Applicable
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	See item 17 (vii) below

(ii)	Interest Payment Date(s):	24 July and 24 January in each year commencing on 24 January 2003 and ending on the Maturity Date
(iii)	Fixed Coupon Amounts:	Not Applicable
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Actual/365
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Rate of Interest for each Interest Period shall be a rate (expressed as a percentage) determined by the Calculation Agent in accordance with the following formula: **10.00% x N/M** Where "**N**" is the total number of days in the relevant Interest Period, as determined by the Determination Agent, on which the Reference Rate is equal to or greater than zero and: (i) for the period beginning on (and including) 24 July 2002 and ending on (but excluding) 24 July 2003, less than or equal to 4.00 per cent.; (ii) for the period beginning on (and including) 24 July 2003 and ending on (but excluding) 24 July 2004, less than or equal to 5.00 per cent.; (iii) for the period beginning on (and including) 24 July 2004 and ending on (but excluding) 24 July 2005, less than or equal to 5.50 per cent; (iv) for the period beginning on (and including) 24 July 2005 and ending on (but excluding) 24 July 2006, less than or equal to 6.00 per cent.; (v) for the period beginning on (and including) 24 July 2006 and ending on (but excluding) 24 July 2007, less than or equal to 6.50 per cent.; and (vi) for the period beginning on (and including) 24 July 2007 and ending on (but excluding) the Maturity Date, less than or equal to 7.00 per cent.; "**M**" is the total number of days in the relevant Interest Period;

		"Reference Rate" means 3 month USD LIBOR, being the rate for deposits in USD for a period of three months which appears on Moneyline Telerate Page 3750 (or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market) at 11.00 a.m. London time on each day during the relevant Interest Period (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) provided that (i) for any day that is not a London Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding London Business Day and (ii) the Reference Rate applicable five London and New York Business Days prior to an Interest Payment Date will be the applicable Reference Rate for the remainder of the Interest Period; and
		"Determination Agent" means Morgan Stanley Capital Services
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	24 July and 24 January in each year commencing on 24 January 2003 and ending on 24 January 2012
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal amount of the Notes to be redeemed
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable

	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period (if other than as set out in the Conditions):	Not less than five Business Days
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	100.00 per cent. of the Nominal amount
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable

31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Morgan Stanley & Co. International Limited
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	(i) The Netherlands The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0150634326
38	Common Code:	015063432
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment

41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Stock Exchange Listing Agent and Morgan Stanley Capital Services as Determination Agent.
	GENERAL	
42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 1.019868 producing a sum of:	EUR 10,198,680
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	22 July 2002
46	Date of Base Offering Circular:	27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 380A

TRANCHE NO: 1

CAD 100,000,000 5.00 per cent. Notes 2002 due 2006

Issue Price: 100.743 per cent.

TD Securities **Rabobank International**

CIBC World Markets
Deutsche Bank
KBC International Group

ING
Dexia Capital Markets
Merrill Lynch International
Banque et Caisse d'Epargne de l'Etat, Luxembourg
Fortis Bank
Prudential-Bache International Limited
Westdeutsche Landesbank Girozentrale

The date of this Pricing Supplement is 18 June 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the Supplemental Offering Circular dated 1 January, 2002 (together, the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

The Netherlands:

Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that

(a) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states of the EEA;

(b) at least 60% of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat;

(c) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EG of the European Parliament and of the Council of the European Union of 20 March 2000 relating to the taking up and pursuit of the business of credit institutions (OJL 126).

Each Manager represents and agrees that it shall not at any time conduct a general advertising or soliciting campaign in relation to the Notes.

Canada:

The Notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The Managers represent that they have not, and agree that they will not, offer, sell, or deliver, directly or indirectly, any such Note in Canada or to or for the benefit or account of any

resident of Canada, except in compliance with all applicable securities laws of Canada and the provinces and territories thereof.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

In connection with this issue, The Toronto-Dominion Bank may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on The Toronto-Dominion Bank to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i) Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii) Guarantor:		Not Applicable
2	(i) Series Number:		380A
	(ii) Tranche Number:		1
3	Specified Currency or Currencies:		Canadian Dollars ("**CAD**")
4	Aggregate Nominal Amount:		CAD 100,000,000
	(i) Series:		CAD 100,000,000
	(ii) Tranche:		CAD 100,000,000
5	(i) Issue Price:		100.743 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:		CAD 99,118,000 (less agreed expenses)
6	Specified Denominations:		CAD 1,000; CAD 10,000 and CAD 100,000
7	(i) Issue Date:		20 June 2002
	(ii) Interest Commencement Date (if different from the Issue Date):		Not Applicable
8	Maturity Date:		20 December 2006
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i) Status of the Notes:		Senior
	(ii) Status of the Guarantee:		Not Applicable
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i) Rate of Interest:		5.00 per cent. per annum payable annually in arrear

	(ii)	Interest Payment Date(s):	20 December in each year commencing on 20 December 2002 and ending on 20 December 2006. There will be a short first coupon payable on the Interest Payment Date falling on 20 December 2002 in respect of the Initial Interest Period from (and including) 20 June 2002 to (but excluding) 20 December 2002
	(iii)	Fixed Coupon Amount(s):	CAD 50 on each denomination of CAD 1,000; CAD 500 on each denomination of CAD 10,000; and CAD 5,000 on each denomination of CAD 100,000
	(iv)	Broken Amount:	CAD 25.07 on each denomination of CAD 1,000; CAD 250.69 on each denomination of CAD 10,000; and CAD 2,506.85 on each denomination of CAD 100,000
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual ISMA
	(vi)	Determination Date(s):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for Definitive Notes, not earlier than 40 days after the closing date upon certification of non-U.S. beneficial ownership
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London and New York And in accordance with Condition 8(h): Toronto
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (together the "**Joint Lead Managers**") CIBC World Markets plc Deutsche Bank AG London KBC Bank NV Bank Brussel Lambert N.V. Banque et Caisse d'Epargne de l'Etat, Luxembourg Dexia Banque Internationale à Luxembourg, société anonyme (acting under the name of

		Dexia Capital Markets) Fortis Bank nv-sa Merrill Lynch International Prudential-Bache International Limited Westdeutsche Landesbank Girozentrale (together with the Joint Lead Managers, the "**Managers**")
	(ii) Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii) Manager's Commission:	Combined management and underwriting commission: 0.225 per cent. of the principal amount of the Notes. Selling Concession: 1.40 per cent. of the principal amount of the Notes
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	**The Netherlands:** Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that (a) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states of the EEA; (b) at least 60% of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat; and (c) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EG of the European Parliament and of the Council of the European Union of 20 March 2000 relating to the taking up and pursuit of the business of credit institutions (OJL 126). Each Manager represents and agrees that it shall not at any time conduct a general advertising or soliciting campaign in relation to

		the Notes.
		Canada: The Notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The Managers represent that they have not, and agree that they will not, offer, sell or deliver, directly or indirectly, any such Note in Canada or to or for the benefit or account of any resident of Canada except in compliance with all applicable securities laws of Canada and the provinces and territories thereof

OPERATIONAL INFORMATION

37	ISIN Code:	XS0148779167
38	Common Code:	14877916
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, and Paying Agent and Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents
	GENERAL	
42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.709821, producing a sum of (for Notes not denominated in Euro):	Euro 70,982,100
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	18 June 2002

46	Date of Base Offering Circular:	27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By:

Duly authorised